UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Tokyo Tatemono Real Estate Sales Co., Ltd.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Tokyo Tatemono Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Tokyo Tatemono Co., Ltd.
Attn: Masahiro Araki
9-9 Yaesu, 1-chome, Chuo-ku, Tokyo
103-8285 Japan
Phone: +81-3-3274-0113

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	English translation of Announcement of Execution of Share Exchange Agreement to Make Tokyo Tatemono Real Estate Sales Co., Ltd. a Wholly-owned Subsidiary of Tokyo Tatemono Co., Ltd.
99.2	English translation of Notice Regarding Change in the Number of Shares per Share Unit, Consolidation of Shares, and Change in the Total Number of Authorized Shares

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Tokyo Tatemono Co., Ltd. submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated February 13, 2015.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tokyo Tatemono Co., Ltd.

/s/ Katsuhito Ozawa

Name: Katsuhito Ozawa

Title: General Manager

Date:  February 13, 2015